                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)


                             Tricord Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89612110
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                John J. Mitcham
                             Tricord Systems, Inc.
                       2905 Northwest Boulevard, Suite 20
                            Plymouth, MN 55441-2644
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 26, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89612110                                             Page 2 of 5 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    John J. Mitcham
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    1,472,810
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    1,472,810
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,472,810
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Tricord Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2905 Northwest Boulevard, Suite 20, Plymouth, MN 55441-2644.

Item 2.  Identity and Background.

         (a) This statement is filed by John J. Mitcham.

         (b) The business address of Mr. Mitcham is 2905 Northwest Boulevard, Suite 20, Plymouth, MN 55441-2644.

         (c) Mr. Mitcham is a Strategic Advisor to the President and Chief Executive Officer of the Company and a Director of the Company, which designs, develops and markets clustered server appliances and software for content-hungry applications. The Company's principal address is 2905
Northwest Boulevard, Suite 20, Plymouth, MN 55441-2644.

         (d) Mr. Mitcham has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Mitcham was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Mitcham is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock acquired by Mr. Mitcham since the date of Amendment No. 1 to Schedule 13D filed by Mr. Mitcham ("Amendment No. 1") consist of 9,446 shares issued to Mr. Mitcham in consideration for his services to the Company and 100,000 shares issued pursuant to stock options exercised by Mr. Mitcham. In addition, Mr. Mitcham has become vested with respect to 387,751 shares of Common Stock since the date of Amendment No. 1 under options granted to Mr. Mitcham prior to such date. No funds used to purchase any of the shares of Common Stock reported on this statement have been borrowed. See Item 5 for additional details.

Item 4.  Purpose of Transaction.

         The shares of Common Stock owned by Mr. Mitcham and reported on this Statement have been acquired solely for investment purposes.

         In his individual capacity as a stockholder, Mr. Mitcham does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company (other than the exercise of options currently held by Mr. Mitcham) or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) a material change in the present capitalization or dividend policy of



                               Page 3 of 5 Pages
the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g) (4) of the Act; or (j) any action similar to any of those enumerated above.

         Mr. Mitcham, in his capacity as a director of the Company, may have occasion to consider and discuss with other board members from time to time, plans or proposals by the Company that relate to or would result in the events or circumstances listed in clauses (a) through (j) of the preceding paragraph.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Mitcham is the beneficial owner of 1,472,810 shares of Common Stock, or approximately 5.9% of the current outstanding shares of Common Stock of the Company. An aggregate of 416,369 of such shares are subject to options that are exercisable currently or in the next 60 days.

         (b) Mr. Mitcham possesses sole voting and investment power with respect to 1,472,810 shares of Common Stock and shares voting and investment power with respect to 0 shares of Common Stock reported in this Statement.

         (c) On December 15, 1998, the Company issued Mr. Mitcham 5,000 shares of Common Stock, having a fair market value of $2.00 per share on the date of issuance, in lieu of cash compensation owed to Mr. Mitcham for his salary for the semi-monthly pay period ending December 15, 1998. On December 31, 1998, the Company issued Mr. Mitcham 4,446 shares of Common Stock, having a fair market value of $2.25 per share on the date of issuance, in lieu of cash compensation owed to Mr. Mitcham for his salary for the semi-monthly pay period ending December 31, 1998. On March 30, 2000, the Company issued Mr. Mitcham 100,000 shares of Common Stock pursuant to Mr. Mitcham's exercise of options he held at an exercise price of $0.50 per share. On December 26, 2001, Mr. Mitcham gifted 75,000 shares of Common Stock. Since December 10, 1998, the filing of the last amendment, Mr. Mitcham has become vested with respect to 381,351 shares under options that were granted on March 14, 1997, October 30, 1998 and December 7, 1998.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.




                               Page 4 of 5 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 19, 2002                        /S/ John J. Mitcham
                                         ---------------------------------------
                                         John J. Mitcham








                               Page 5 of 5 Pages